Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 8, 2013

VIA EDGAR David R. Humphrey Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Diana Shipping Inc. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 20, 2012 File No. 001-32458

Dear Mr. Humphrey:

On behalf of Diana Shipping Inc. (the "Company"), we submit this response to your letter dated December 28, 2012, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011. The Company's responses, together with the Staff's comments, are set forth below.

Operating and Financial Review and Prospects, page 49

Charter-Free Market Value of Certain Vessels, page 55

1.
We note from your disclosure that the aggregate carrying value of 15 of the vessels in your fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $442 million. In order to present a balanced disclosure that highlights not just the potential impairment but also the trend of vessel values, please expand your disclosure with respect to the charter-free basic market values of your vessels to present and discuss such values on a comparative basis. In your response, please provide us with the disclosure you would have added to your 2011 Report on Form 20-F had you presented such values on a comparative basis in that Report.

Response: The Company notes the Staff's comment and respectfully proposes to revise its disclosure in future filings of its annual report on Form 20-F to include a comparative analysis of how the carrying values of the Company's vessels compare to the charter-free market values of such vessels as of each balance sheet date presented in the financial statements included in the relevant annual report on Form 20-F.  Had the Company presented such information in its annual report on Form 20-F for the year ended December 31, 2011, the related disclosure would have been as follows (changes to the original disclosure are marked):

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Item 5. "Critical Accounting Policies – Impairment of Long-lived Assets," we discuss our policy for impairing the carrying values of our vessels.   Historically, the market values of vessels have experienced volatility, which from time to time may be substantial.  As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy.

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 8, 2013

Based on (i) the carrying value of each of our vessels as of December 31, 2011 and 2010, and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2011 and 2010, the aggregate carrying value of 15 and 7 of the vessels in our fleet as of December 31, 2011 and 2010, respectively, exceeded their aggregate charter-free market value by approximately $442 million and $300 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2011 and 2010, on charter free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy.  For purposes of this calculation, we have assumed that these 15 and 7 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2011 and 2010, respectively. However, as of the same dates, most of those dry bulk vessels were employed for their remaining charter duration, under time charters which we believe were above market levels.  We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2011 and 2010 and as of the date of this annual report, we were not and are not holding any of our vessels for sale.

Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.  We also refer you to the risk factors entitled "The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities", "The market values of our vessels have decreased, which could cause us to breach covenants in our credit facilities and adversely affect our operating results" and the discussion herein under the heading Item 4B. "Business Overview – Vessel Prices."

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 8, 2013

Vessel		Dwt	Year Built	Carrying Value as at December 31, 2011 (in millions of US dollars)		Carrying Value as at December 31, 2010 (in millions of US dollars)

Dry bulk vessels
1	Nirefs	75,311	2001	12.3		13.0
2	Alcyon	75,247	2001	12.3		13.0
3	Triton	75,336	2001	12.5		13.2
4	Oceanis	75,211	2001	12.5		13.3
5	Dione	75,172	2001	14.3		15.2
6	Danae	75,106	2001	14.4		15.3
7	Protefs	73,630	2004	15.5		16.3
8	Calipso	73,691	2005	15.8		16.6
9	Clio	73,691	2005	16.3		17.0
10	Thetis	73,583	2004	29.4	*	30.9
11	Erato	74,444	2004	29.5	*	31.1
12	Coronis	74,381	2006	32.6	*	34.2
13	Naias	73,546	2006	31.5	*	33.0
14	Sideris GS	174,186	2006	73.3	*	76.8	*
15	Aliki	180,235	2005	88.3	*	93.0	*
16	Semirio	174,261	2007	81.0	*	84.8	*
17	Boston	177,828	2007	92.7	*	96.9	*
18	Salt Lake City	171,810	2005	136.6	*	143.7	*
19	Norfolk	164,218	2002	109.3	*	116.0	*
20	Houston	177,729	2009	57.7	*	60.0
21	Melite	76,436	2004	31.8	*	33.6
22	New York	177,773	2010	58.6	*	61.0	*
23	Alcmene	93,193	2010	39.1	*	40.7
24	Arethusa	73,593	2007	29.4	*
Total for dry bulk vessels		2,609,611		1,046.7		1,068.6

_______________________________

*
Indicates dry bulk vessels for which we believe, as of December 31, 2011 or December 31, 2010, as the case may be, the charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $442 million and $300 million as of December 31, 2011 and 2010, respectively.

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 8, 2013

Critical Accounting Policies, page 57

Impairment of Long-lived Assets, page 59

2.
We note from your disclosure that projected net operating cash flows used in your impairment analysis utilizes an estimated daily time charter equivalent for the unfixed days based on the most recent ten-year blended average historical one-year time charter rates available for each type of vessel. Please revise to disclose the ten-year blended average historical one-year time charter rates used in your impairment analysis.

3.
We note that results of your impairment analysis are highly sensitive to variances in the time charter rates and fleet effective utilization. You also indicate that you prepared a sensitivity analysis by assigning possible alternative values to these two significant inputs. In this regard, please revise your disclosures to present the sensitivity analysis you performed. In addition, please tell us and disclose the charter rate that would require you to recognize an impairment charge, assuming all other factors remained constant.

4.
Since your impairment analysis is highly sensitive to variances in the time charter rates and fleet effective utilization, please also disclose, in tabular form by vessel class, the 1-year, 3-year, and 5-year blended rates and the effect the use of each of these rates would have on your impairment analysis.

Response to Staff Comments 2, 3 and 4: The Company notes the Staff's comments and respectfully proposes to revise its disclosure in future filings of its annual report on Form 20-F to include the ten-year blended average historical one-year time charter rates used in its impairment analysis and to present the sensitivity analysis it has performed and the break- even charter rates, as well as to disclose in a tabular form, by vessel class, the 1-year, 3-year and 5-year blended rates and the effect the use of each of these three rates would have on the Company's impairment analysis.

Had the Company presented such information in its annual report on Form 20-F for the year ended December 31, 2011, the related disclosure would have been as follows (changes to the original disclosure are marked):

Impairment of Long-lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock costs and for our interest in land and office building and the related equipment) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment.

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 8, 2013

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten-year blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Historical ten-year blended average one-year time charter rates used in our impairment test exercise are in line with our overall chartering strategy, especially in periods/years of depressed charter rates; they reflect the full operating history of vessels of the same type and particulars with our operating fleet (Panamax/ Post Panamax and Capesize vessels with dwt over 70,000 and 150,000, respectively) and they cover at least a full business cycle. The average annual inflation rate applied on vessels' maintenance and operating costs approximates current projections for global inflation rate for the remaining useful life of our vessels. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each major class of vessels is presented below:

	Average estimated daily Time charter equivalent rate used	Average Break Even rate
Capesize	$50,445	$20,617
Panamax (1)	$27,379	$12,652

(1) Includes Post-Panamax vessels, which are comparable to Panamax vessels

Our impairment test exercise is highly sensitive to variances in the time charter rates and fleet effective utilization. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs, allowing for approximately 42% sensitivity variances in the time charter rates and 40% sensitivity variances in fleet utilization, indicates that there is no impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 8, 2013

For the purpose of presenting our investors with additional information to determine how the Company's future results of operations may be impacted in the event that daily time charter rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year average blended rates and the effect the use of each of these rates would have on the Company's impairment analysis.

	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Capesize	$16,938	370.2	$27,727	101.6	$60,326	-
Panamax	$14,662	17.9	$19,124	-	$33,065	-

Tabular Disclosure of Contractual Obligations, page 69

5.
Based on your disclosures in the last sentence of footnote 1 to the table, we note that you do not include projected interest payments on your long-term debt obligations. In this regard, please expand the table or revise footnote 1 to disclose the amount of scheduled interest payments on your long-term debt obligations. When you determine the appropriate methodology to estimate the interest payments, discuss your methodology and significant assumptions in a footnote to the table.

Response: The Company notes the Staff's comment and respectfully sets forth below the facts it has considered in drafting its Tabular Disclosure of Contractual Obligations.

The Company's capital structure and business model assumes relatively low leverage and the Company has historically refinanced its loan obligations primarily through equity offerings. Its average net debt for the years presented was close to zero and historically, interest cost and payments has not been a significant element of its payment obligations. Indicatively, for the three years ended December 31, 2011, interest (including interest rate swap) costs approximated 3% on average of the company's annual operating cash flows and less than 5% of the Company's reported net income.

The Company has also taken into consideration the fact that controversy in practice exists with respect to the inclusion of projected interest payments in the Tabular Disclosure of Contractual Obligations and in this respect has provided footnote disclosure that such payments are excluded from its long-term debt obligations. The Company further notes that Notes 9 and 17 of the Financial Statements provide detailed description of the loan balances, average interest and interest margins, as well as the details of its interest rate swaps for an investor to form an estimate of the Company's future cash outflows related to interest.

On the basis of the above, the Company respectfully advises the Staff that it believes that the aggregate information already provided in its annual report on Form 20-F for the year ended December 31, 2011 was sufficiently informative and that the inclusion of projected interest payments in the Tabular Disclosure of Contractual Obligations would not add relevant or meaningful information to that already available to investors. The Company believes that its conclusion is in line with Section 9240, "Tabular Disclosure of Contractual Arrangements," of the Financial Reporting Manual issued by the Division of Corporation Finance. The Company will undertake, however, to disclose in future filings the estimated amount of scheduled interest payments which are excluded from the Tabular Disclosure of Contractual Obligations.

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 8, 2013

Financial Statements

Note 2. Significant Accounting Policies and Recent Accounting Pronouncements, page F-12

(p) Property and Equipment, page F-15

6.	Please tell us and expand your disclosure to include a discussion of your basis for depreciating the building over a 55-year depreciable life.

Response: The Company respectfully advises the Staff that at the time of purchase in October 2010, the Company performed an independent assessment of the physical condition of the real property (land and building), its fixtures and other infrastructure included within the real property.  Based on this assessment of the construction quality and specifications, it was determined that the remaining useful life of the building at the date of the purchase was 45 years, that is, a total of 55 years from the date of construction. The Company believes that such useful life is within an acceptable range of useful lives used for buildings in Greece.

The Company notes that the total value of the real property is not material to the reported total fixed assets value in 2010 and 2011.  Further, and with reference to the total depreciable value of the building ($10.4 million), the Company believes that the effects of a different assessment in the building's useful life, by using any point in a useful life range between 20 and 60 years, would not be material to its results of operations. Accordingly, the Company does not believe that an additional discussion of its basis for depreciating the building would currently provide meaningful information to investors.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Edward S. Horton

cc:	Andreas Michalopoulos Chief Financial Officer and Treasurer Diana Shipping Inc. Pendelis 16, 17564 Palaio Faliro, Athens, Greece

Diana Shipping Inc.
Pendelis 16, 17564 Palaio Faliro,
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David R. Humphrey

Re:           Diana Shipping Inc.

January 8, 2013

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

DIANA SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Name:	Andreas Michalopoulos
Title:	Chief Financial Officer